As filed with the Securities and Exchange Commission on November 17, 2010	Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________________________________________________________

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS
_____________________________

(Exact name of Registrar as Specified in it’s Article of Incorporation)
_____________________________

AU Optronics Corp.
(Translation of issuer's name into English)
_____________________________

Republic of China
(Jurisdiction of incorporation or organization of issuer)
__________________________________________________________
CITIBANK, N.A.
(Exact name of depositary as specified in its charter)
_____________________________

399 Park Avenue
New York, New York  10043
(877) 248-4237
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
_____________________________

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
(302) 738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)
__________________________________________________________

Copies to:
Show-Mao Chen, Esq. Davis Polk & Wardwell The Hong Kong Club Building 18th Floor, 3A Chater Road Hong Kong (852) 2533-3300	Herman H. Raspé, Esq. Patterson, Belknap, Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2000
__________________________________________________________

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, each representing ten (10) shares of Common Stock (“Shares”) of AU Optronics Corp. (the “Company”)	300,000,000 ADSs	$5.00	$15,000,000.00	$1,069.50

*	Each unit represents 100 American Depositary Shares.
**
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

(ii)

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of American
Depositary Receipt (“Receipt”)
Item Number and Caption			Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal		Face of Receipt - introductory article
executive office

2.	Title of Receipts and identity of deposited		Face of Receipt - top center
securities

Terms of Deposit:

	(i)	The amount of deposited securities	Face of Receipt - upper right corner
represented by one American Depositary
Share

	(ii)	The procedure for voting, if any, the	Reverse of Receipt - Paragraphs (15),
		deposited securities	(16), (25) and (26)

	(iii)	The collection and distribution of	Reverse of Receipt - Paragraph (14)
dividends

	(iv)	The transmission of notices, reports and	Face of Receipt - Paragraph (13)
		proxy soliciting material	Reverse of Receipt - Paragraphs (15)
and (16).

Location in Form of American
Depositary Receipt (“Receipt”)
Item Number and Caption		Filed Herewith as Prospectus

(v)	The sale or exercise of rights	Face of Receipt - Paragraph (2);
Reverse of Receipt - Paragraphs (14)
and (15).

(vi)	The deposit or sale of securities	Face of Receipt - Paragraphs (3), (6)
	resulting from dividends, splits or plans	and (7);
	of reorganization	Reverse of Receipt - Paragraphs (14)
and (17).

(vii)	Amendment, extension or termination	Reverse of Receipt - Paragraphs (21)
	the deposit agreement	and (22) (no provision for extensions).

(viii)	Rights of holders of Receipts to inspect	Face of Receipt - Paragraph (13).
the transfer books of the Depositary
and the list of holders of Receipts

(ix)	Restrictions upon the right to deposit or	Face of Receipt - Paragraphs (2), (3),
	withdraw the underlying securities	(4),(6), (7), (9) and (10).

(x)	Limitation upon the liability of the	Face of Receipt - Paragraph (7)
	Depositary	Reverse of Receipt - Paragraphs (18)
and (19).

3.	Fees and charges which may be imposed	Face of Receipt - Paragraph (10).
directly or indirectly on holders of Receipts

Item 2. AVAILABLE INFORMATION		Face of Receipt - Paragraph (13).

AU Optronics Corp. (the “Company”) is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, will file certain reports with the United States Securities and Exchange Commission (the “Commission”).  These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the Depositary.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(i) to this Registration Statement and incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(i)
Amendment No. 1 to Deposit Agreement, dated as of February 15, 2006, by and among AU Optronics Corp. (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares (“ADSs”) evidenced by the American Depositary Receipts (“ADRs”) issued thereunder. – Filed herewith as Exhibit (a)(i).

(a)(ii)
Deposit Agreement, dated as of May 29, 2002, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs evidenced by the ADRs issued thereunder. – Previously filed with the Commission on September 9, 2004 (Reg. No. 333-118892) and incorporated by reference.

(b)(i)
Letter Agreement, dated as of October 13, 2010, by and between the Company and the Depositary for the purpose of accommodating the issuance of ADSs upon the deposit of the Shares with the Depositary's custodian in connection with the conversion of the Company’s Bonds due 2015. – Filed herewith as Exhibit (b)(i).

(b)(ii)
Letter Agreement, dated as of October 22, 2007, by and between the Company and the Depositary for the purpose to enable the establishment of a “direct registration system” for ADSs and the issuance by the Depositary of “uncertificated ADSs”. – Filed herewith as Exhibit (b)(ii).

(b)(iii)
Letter Agreement, dated as of October 1, 2006, by and between the Company and the Depositary for the purpose of issuance of ADSs in exchange for GDSs of Quanta Display Inc. and assumption of convertible bonds of Quanta Display Inc., in each case, in connection with the merger between the Company and Quanta Display Inc. – Filed herewith as Exhibit (b)(iii).

(b)(iv)
Letter Agreement, dated as of September 16, 2002, by and among the Company, the Depositary and United Microelectronics Corporation (“UMC”) for the sole purpose of accommodating the issuance of ADSs evidenced by ADRs upon UMC’s deposit of the Company’s shares with the Depositary following the exchange of bonds issued by UMC in accordance with, and subject to, the terms and conditions of the indenture governing such bonds. – Previously filed with the Commission on January 31, 2006 (Reg. No. 333-118892) and incorporated herewith by reference.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three (3) years. ___ None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. ___ Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

Item 4.  UNDERTAKINGS

(a)           The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)           If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of a Receipt thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, dated as of May 29, 2002, by and among AU Optronics Corp. (the “Company”), Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, as amended by Amendment No. 1 to Deposit Agreement, dated as of February 15, 2006, and as supplemented prior to the date hereof (the “Deposit Agreement”), certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 17th day of November, 2010.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Shares (“ADSs”), each ADS representing the right to receive ten (10) shares of Common Stock (“Shares”) of the Company.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Richard Etienne
	Name: Title:	Richard Etienne Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, AU Optronics Corp. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Taipei, Taiwan on this 31st day of October, 2010.

AU Optronics Corp.

By:	/s/ Andy Yang
	Name: Title:	Andy Yang Chief Financial Officer

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS THAT, each person whose signature appears below constitutes and appoints Mr. Lai-Juh (L.J.) Chen and Mr. Andy Yang and each of them, to act as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all such capacities, to sign any and all amendments, including pre-effective and post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities on  October 31, 2010.

Signature	Title

/s/ Lai-Juh (L.J.) Chen	Chief Executive Officer and President
Lai-Juh (L.J.) Chen

/s/ Andy Yang	Chief Financial Officer and
Andy Yang	Chief Accounting Officer

/s/ Kuen – Yao (K.Y.) Lee	Chairman
Kuen-Yao (K.Y.) Lee

Vice-Chairman
Hsuan Bin (H.B.) Chen

Director
Hui Hsiung

/s/ Ronald Jen-Chuan Chwang	Director
Ronald Jen-Chuan Chwang

/s/ Ko-Yung (Eric) Yu	Director
Ko-Yung (Eric) Yu

/s/ Shuang-Lang Peng	Director
Shuang-Lang Peng

/s/ Chang –Hai Tsai	Director
Chang-Hai Tsai

/s/ /Vivien Huey-Juan Hsieh	Director
Vivien Huey-Juan Hsieh

/s/ Mei-Yueh Ho	Director
Mei-Yueh Ho

/s/ Ding-Yuan Yang	Director
Ding-Yuan Yang

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF

AU Optronics Corp.

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of AU Optronics Corp., has signed this Registration Statement.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
	Name: Title: Date:	Donald J. Puglisi Managing Director November 17, 2010

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Amendment No. 1 to Deposit Agreement, dated as of February 15, 2006

(b)(i)	Letter Agreement, dated as of October 13, 2010

(b)(ii)	Letter Agreement, dated as of October 22, 2007

(b)(iii)	Letter Agreement, dated as of October 1, 2006

(d)	Opinion of counsel to the Depositary

(e)	Rule 466 Certificate